UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)

                                Thermo Sentron Inc.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   883593-10-5
                               ------------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
              (617) 622-1000                   Waltham, MA  02254-9046
            -----------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 1996
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    453,100
      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER

        EACH        453,100
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                453,100

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                    [   ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                4.6%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermedics Inc.
                IRS No. 04-2788806


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                WC

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Commonwealth of Massachusetts
                 7  SOLE VOTING POWER
    NUMBER OF       7,000,000

      SHARES
                 8  SHARED VOTING POWER
   BENEFICIALLY
                    0
     OWNED BY    9  SOLE DISPOSITIVE POWER
                    7,000,000
        EACH
                 10 SHARED DISPOSITIVE POWER
     REPORTING
                    0
    PERSON WITH
PAGE

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,000,000


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

                                                                      [   ]
        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                70.9%
        14      TYPE OF REPORTING PERSON *

                CO
PAGE

   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.01 per share, of Thermo Sentron Inc. (the "Issuer"). The Issuer's principal executive offices are located at 501 90th Avenue N.W., Minneapolis, Minnesota 55433.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation ("Thermo Electron") and its subsidiary Thermedics Inc. ("Thermedics" and, together with Thermo Electron, the "Reporting Persons"). The Reporting Persons are filing this Amendment pursuant to Rule 13d-2 to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Persons' last filing on Schedule 13D, in April 1996, of more than one percent.

        The principal business address and principal office address of Thermo Electron, a Delaware corporation, is 81 Wyman Street, Waltham,
   Massachusetts 02254-9046 and the principal business address and principal office address of Thermedics, a Massachusetts corporation, is 470 Wildwood Street, Woburn, Massachusetts 01888.

        Thermo Electron develops, manufactures and markets environmental, analytical and process control instruments, cogeneration and alternative-energy power plants, low-emission combustion systems, paper and waste-recycling equipment, and biomedical products. The Reporting Person also provides a range of services including environmental remediation and consulting, laboratory analysis, and metals fabrication and processing, as well as research and product development in unconventional imaging, adaptive optics, and direct energy conversion.

        Thermedics develops, manufactures, and markets product quality assurance systems, precision weighing and inspection equipment, electrochemistry and microweighing products, electronic test instruments, explosives-detection devices, and moisture analysis systems, as well as implantable heart-assist devices and other biomedical products.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Persons his or her
   (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Persons, there is no person who may be deemed to be a controlling person of the Reporting Persons (except that Thermo Electron may be deemed to control Thermedics by virtue of its majority ownership).

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
PAGE

        During the last five years, neither the Reporting Persons nor (to the knowledge of the Reporting Persons) any executive officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        The Reporting Persons have expended approximately $6,067,000 in purchasing Shares of the Issuer since the date of their last filing on
   Schedule 13D. These funds were paid out of the Reporting Persons' working capital. The Shares reported in Item 5 as purchased by John N. Hatsopoulos were acquired by Mr. Hatsopoulos using $102,697 in personal funds.

   Item 4.  Purpose of Transaction

        Thermedics may make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer. The Reporting Persons may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as they determine to be appropriate for other purposes. In determining whether to do so for other purposes, they will consider various relevant factors, including their evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Persons and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer. The Shares reported in Item 5 as purchased by John N. Hatsopoulos were acquired for investment purposes.

        Except as set forth in this Item 4 and in Item 6, neither of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the executive officers or directors of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Shares beneficially owned by the Reporting Persons include 7,000,000 Shares, or approximately 70.9% of the outstanding Shares, owned by Thermedics, and 453,100 Shares, or approximately 4.6% of the outstanding Shares, owned by Thermo Electron. To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons beneficially own an aggregate of 173,085 Shares or approximately 1.7% of the outstanding Shares. To the knowledge of the Reporting Persons, the Shares beneficially owned by all executive officers and directors of the Reporting Persons include 137,400 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership
PAGE
   information for each executive officer and director of the Reporting Persons who owns Shares is set forth below.

   Name                                 Number of Shares(1)
   ----                                 -------------------


   John M. Albertine                    1,000

   Peter O. Crisp                       1,500

   Paul F. Ferrari                      1,500

   David H. Fine                        7,500

   Elias P. Gyftopoulos                 1,000

   George N. Hatsopoulos                17,000

   John N. Hatsopoulos                  41,900

   Robert C. Howard                     7,000

   Frank Jungers                        1,000

   John T. Keiser                       7,500

   Paul F. Kelleher                     5,000

   Robert A. McCabe                     3,000

   Frank E. Morris                      1,000

   Donald E. Noble                      16,785

   Hutham S. Olayan                     1,000

   Peter G. Pantazelos                  2,000

   Victor L. Poirier                    7,500

   William A. Rainville                 7,000

   Arvin H. Smith                       7,000

   Roger D. Wellington                  1,000

   John W. Wood, Jr.                    33,400

   Nicholas T. Zervas                   1,500

   All directors and current executive  173,085
   officers as a group (23 persons)

   ________

   (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Mr. Ferrari, Dr. Fine, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Howard, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. McCabe, Dr. Morris, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Poirier, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood, Dr. Zervas and all directors and executive officers as a group include 1,000, 1,500, 1,500, 7,500, 1,000, 15,000,
   15,000, 7,000, 1,000, 7,500, 5,000, 1,000, 1,000, 15,000, 1,000, 2,000,
   7,500, 7,000, 7,000, 1,000, 30,400, 1,500 and 137,400 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.
PAGE

   While certain directors and executive officers of the Reporting Persons are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Persons.

        (b) The Reporting Persons and the executive officers and directors of the Reporting Persons have the sole power to vote and dispose of the Shares each such person owns. Thermo Electron owns more than 50% of the outstanding common stock of Thermedics and, therefore, may be deemed to have the power to vote and dispose of the Shares owned by Thermedics. However, Thermo Electron disclaims the existence of a group between itself and Thermedics for purposes of this Schedule 13D. Shares beneficially owned by Mr. Noble include 485 Shares allocated to Mr. Noble's account pursuant to the Issuer's deferred compensation plan for directors.

        (c) During the past 60 days, Thermo Electron effected the following transactions with respect to the Shares:

      Purchaser      Date    Amount  Price Per Share      Transfer Type


   Thermo Electron 4/7/97  2,000     $9.00           Purchase on Open Market

   Thermo Electron 4/8/97  2,000     $9.00           Purchase on Open Market

   Thermo Electron 4/9/97  1,500     $9.00           Purchase on Open Market

   Thermo Electron 4/10/97 1,600     $9.13           Purchase on Open Market

   Thermo Electron 4/11/97 2,200     $9.38           Purchase on Open Market

   Thermo Electron 4/14/97 2,300     $9.38           Purchase on Open Market

   Thermo Electron 4/15/97 2,300     $9.31           Purchase on Open Market

   Thermo Electron 4/16/97 2,400     $9.50           Purchase on Open Market

   Thermo Electron 4/17/97 35,300    $9.38           Purchase on Open Market

   Thermo Electron 4/17/97 2,200     $9.50           Purchase on Open Market

   Thermo Electron 4/18/97 40,400    $9.50           Purchase on Open Market

   Thermo Electron 4/21/97 2,100     $9.63           Purchase on Open Market

   Thermo Electron 4/22/97 5,500     $9.25           Purchase on Open Market

   Thermo Electron 4/22/97 2,200     $9.38           Purchase on Open Market

   Thermo Electron 4/23/97 2,400     $9.38           Purchase on Open Market

   Thermo Electron 4/25/97 2,500     $10.00          Purchase on Open Market

   Thermo Electron 4/28/97 2,500     $10.38          Purchase on Open Market

   Thermo Electron 4/28/97 8,000     $10.38          Purchase on Open Market

   Thermo Electron 4/29/97 10,000    $10.25          Purchase on Open Market

   Thermo Electron 4/29/97 2,500     $10.75          Purchase on Open Market

   Thermo Electron 4/30/97 2,500     $10.87          Purchase on Open Market

   Thermo Electron 4/30/97 15,000    $11.00          Purchase on Open Market

   Thermo Electron 5/6/97  2,400     $10.63          Purchase on Open Market

   Thermo Electron 5/7/97  2,300     $10.63          Purchase on Open Market

   Thermo Electron 5/8/97  17,200    $10.88          Purchase on Open Market
PAGE

   Thermo Electron 5/9/97  2,300     $11.00          Purchase on Open Market

   Thermo Electron 5/12/97 2,300     $11.25          Purchase on Open Market

   Thermo Electron 5/13/97 2,300     $11.00          Purchase on Open Market

   Thermo Electron 5/14/97 2,300     $11.13          Purchase on Open Market

   Thermo Electron 5/15/97 2,300     $11.25          Purchase on Open Market

   Thermo Electron 5/16/97  500      $11.13          Purchase on Open Market

   Thermo Electron 5/16/97 1,800     $11.25          Purchase on Open Market


   To the knowledge of the Reporting Persons, the following is the only transaction effected by any executive officer or director of the Reporting Persons in the past 60 days: On April 13, 1997, Mr. John N. Hatsopoulos purchased 11,900 Shares of the Issuer on the open market at $8.63 per Share.

        (c)  Not applicable.

        (d)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Of the 7,000,000 Shares beneficially owned by Thermedics, 59,500 Shares are subject to options to acquire such Shares granted by Thermedics pursuant to its director and employee stock option plans. Of the 435,100 Shares beneficially owned by Thermo Electron, 98,550 Shares are subject to options to acquire such Shares granted by Thermo Electron pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Persons have the right, pursuant to such options, to acquire 57,000 Shares. In addition, the following executive officers and directors of the Reporting Persons have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. Donald E. Noble has the right to acquire 15,000 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 5,000 Shares within 60 days; and Mr. John W. Wood, Jr. has the right to acquire 30,400 Shares within 60 days.

        During 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Common Stock as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

        In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase shares of the Common Stock in the open market. The loans are
PAGE
   required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

        The Committee also adopted a policy requiring its executive officers to hold shares of the Issuer's Common Stock acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the options.

        During 1996, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Persons (John W. Wood, Jr. and Donald E. Noble). The stock holding policy requires each director to hold a minimum of 1,000 shares of Common Stock.

        In addition, the Committee adopted a policy requiring directors to hold shares of the Issuer's Common Stock equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

   Item 7.   Material to Be Filed as Exhibits

        The following documents relating to the securities of the Issuer are incorporated herein by reference.

        (i) Equity Incentive Plan of the Issuer (filed as Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-806] and incorporated herein by reference).

        (ii)      Directors Stock Option Plan of the Issuer (filed as Exhibit
   10.9 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-806] and incorporated herein by reference).

        (iii) Deferred Compensation Plan for Directors of the Issuer (filed as Exhibit 10.8 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-806] and incorporated herein by reference).

        (iv)      Directors Stock Option Plan of Thermedics (filed as Exhibit
   10.20 to Thermedics' Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9567] and incorporated herein by reference).

        (v) Thermedics Inc. - Thermo Sentron Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.51 to Thermo Cardiosystems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).
PAGE

        (vi) Amended and Restated Directors Stock Option Plan of Thermo Electron (filed as Exhibit 10.25 to Thermo Electron's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

        (vii) Thermo Electron Corporation-Thermo Sentron Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.43 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

        (viii)    Directors Stock Option Plan of Thermedics (filed as Exhibit
   10.20 to Thermedics' Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-9567] and incorporated herein by reference).

        (ix) Thermedics Inc.-Thermo Sentron Inc. Nonqualified Stock Option Plan (filed as Exhibit 10.51 to Thermo Cardiosystems' Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

        (x) Restated Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.11 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended December 28, 1996 [File No. 1-14254] and incorporated herein by reference).
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: June 13, 1997                     THERMO ELECTRON CORPORATION


                                      By:  /s/Sandra L. Lambert
                                           --------------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: June 13, 1997                     THERMEDICS INC.

                                      By:  /s/Sandra L. Lambert
                                           --------------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

   Signatures

        After reasonable inquiry and to the best of their knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

   Date: June 13, 1997                     THERMO ELECTRON CORPORATION


                                      By:  /s/ Sandra L. Lambert
                                           -------------------------
                                           Sandra L. Lambert
                                           Secretary


   Date: June 13, 1997                     THERMEDICS INC.

                                      By:  /s/ Sandra L. Lambert
                                           -------------------------
                                           Sandra L. Lambert
                                           Secretary
PAGE

                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron") and/or its subsidiary Thermedics Inc. ("Thermedics"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046 and the business address of each executive officer of Thermedics is Thermedics Inc., 470 Wildwood Street, Woburn, Massachusetts 01888.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------
                                                Director, Thermedics

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is Venrock, Inc., 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His residential address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.
PAGE

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

   Paul F. Ferrari:                             Director, Thermedics
   ----------------

        Mr. Ferrari has been a consultant to Thermo Electron since January 1991. Mr. Ferrari was a Vice President of Thermo Electron from 1988 until his retirement at the end of 1990, its Secretary from 1981 to 1990 and its Treasurer from 1967 to 1988. He served as Thermedics' Clerk from 1983 to 1990 and its Treasurer from 1983 to 1988. His address is 8145 S.E. Woodlake Lane, Hobe Sound, Florida 33455.

   Robert C. Howard:                            Director, Thermedics
   -----------------

        Mr. Howard has been a Director of Thermedics since 1983. Mr. Howard was an Executive Vice President of Thermo Electron from 1986 until his retirement in January, 1997. His business address is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

   Nicholas T. Zervas:                          Director, Thermedics
   -------------------

        Dr. Zervas has been Chief of Neurosurgery, Massachusetts General Hospital, since 1977. His business address is Massachusetts General Hospital, Neurosurgery Department, Boston, Massachusetts 02114.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board and Chief
                                                Executive Officer,
                                                Thermo Electron
                                                Director, Thermedics
PAGE

   John N. Hatsopoulos:                         President and Chief
   --------------------
                                                Financial Officer,
                                                Thermo Electron
                                                Director, Chairman of the
                                                Board, Vice President and
                                                Chief Financial Officer,
                                                Thermedics

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Corporate Development
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron

   John W. Wood, Jr.:                           Senior Vice President,
   ------------------
                                                Thermo Electron
                                                Director, President and Chief
                                                Executive Officer, Thermedics

   Paul F. Kelleher:                            Senior Vice President, Finance
   -----------------
                                                & Administration and Chief
                                                Accounting Officer,
                                                Thermo Electron
                                                Chief Accounting Officer,
                                                Thermedics

   John T. Keiser:                              Director and Senior Vice
   ---------------
                                                President,
                                                Thermedics

   Victor L. Poirier:                           Senior Vice President,
   ------------------
                                                Thermedics

   Jeffrey J. Langan:                           Vice President,
   ------------------
                                                Thermedics

   David H. Fine:                               Vice President, Thermedics
   --------------